SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ/ME Nº. 06.164.253/0001-87
NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’
MEETING HELD ON FEBRUARY, 1, 2023

I.                   Date, Time and Place: On February 1, 2023, at 10:30 a.m., held exclusively digitally, considered held at the headquarters of Gol Linhas Aereas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, s/n, Portaria 3, at the Board of Director’s meetings room, Jardim Aeroporto, ZIP Code 04626-020, in the city of and State of São Paulo. This Meeting began on November January 26, 2023, at 10:30 am, and suspended at 12:00 pm. The Meeting was subsequently resumed on February 1, 2023, at 10:30 am.

II.                 Call Notice and Attendance: The call was waived, given the attendance more than the majority of the members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Paulo Sergio Kakinoff, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo and Anmol Bhargava.

III.               Presiding Board: Chairman: Mr. Constantino de Oliveira Junior; Secretary: Mrs. Renata Domingues da Fonseca Guinesi.

IV.              Agenda: Resolve on the deliberation of: (i) appreciation of the proposal of Business Plan (referring to the period 2023 - 2032); and (ii) the proposal of financial operations related to (a) provision of guarantee by the Company for the obligations undertaken by GOL Linhas Aéreas S/A (“GLA”) before Banco Citibank S.A. (“Citibank”), to guarantee financial operations arising from the “Private Agreement Instrument for Carrying Out Swap Operations and Other Derivative Market Operations” entered into between GLA and Citibank; (b) the proposal of provision of guarantee by the Company for the obligations undertaken by GLA before HedgePoint Schweiz AG (HedgePoint Switzerland Ltd.) (“HedgePoint”), to guarantee financial operations arising from GLA’s adherence to the “OTC Derivatives - General Terms & Conditions”; and (iii) the ratification of all acts already performed related to the items “a” and “b” above, granting authorization to the Company's Officers to perform all acts necessary to comply with the referred resolutions, including, but not limited to, the execution of all applicable documents and agreements;

V.                 Resolutions: The members of the Board of Directors, in their entirety, discussed the matter on the Agenda and decided to approve, by unanimous vote and without any restrictions or reservations:

(i)                 The Business Plan (referring to the period 2022 – 2031); and

(ii)                The financial operations related to:

(a)	the provision of guarantee by the Company for the obligations undertaken by GLA before Citibank, within the scope of the “Private Instrument of Agreement for the Carrying Out of Swap Operations and Other Derivatives Market Operations” entered into between GLA and Citibank on July 2, 2018 and its trading notes of derivative financial instruments for oil hedging purposes with Citibank in the aggregate limit of up to 5,000,000 (five million) barrels, executed and to be executed between May 2022 and December 2023;

(b)	the provision of guarantee by the Company for the obligations undertaken by GLA before HedgePoint arising from any and all transactions carried out within the scope of the OTC Derivatives – General Terms & Conditions, to which the Company adhered according to “Application Form” dated October 31, 2022, in an aggregate limit of up to USD 1.500.000 (one million five hundred thousand US dollars); and

(iii)             The ratification of all acts already performed related to the items “a” and “b” above, and granting authorization to the Company's Officers to perform all acts necessary to comply with the referred resolutions, including, but not limited to, the execution of all documents related to the referred items “a” and “b”.

VI.               Suspension of the Meeting and Drawing-up of the Minutes: The word was offered to whoever might wish to use it and, as no one did, the work was suspended for the time necessary for the drawing up of these minutes, which, once the work was reopened, were read, checked, and signed by the those present.

VII.             Signatures: Presiding Board - Chairman: Constantino de Oliveira Junior; Secretary: Mrs. Renata Domingues da Fonseca Guinesi; Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Paulo Sergio Kakinoff, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo and Anmol Bhargava.

The Parties agree that the instrument may be signed in handwriting or electronically, even if not by means of a certificate issued by ICP-Brasil, pursuant to art. 10, par. 2 of Provisional Measure 2.200-2/2001, so that the electronic signature can be made on a previously chosen signature platform. If the instrument is signed electronically by the Parties, it will soon produce the same effects as the original physical copy, pursuant to Law No. 13,874/20191 and Decree No. 10,278/2020. The parties agree not to dispute the validity, content and completeness of this document.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, February 1, 2023.

Constantino de Oliveira Junior Chairman	Renata Domingues da Fonseca Guinesi Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer